UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  June 29, 2023

Global Net Lease, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-37390	45-2771978
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 Fifth Avenue, 30th Floor
New York, New York 10019
(Address, including zip code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (212) 415-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value per share	GNL	New York Stock Exchange
7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	GNL PR A	New York Stock Exchange
6.875% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	GNL PR B	New York Stock Exchange
Preferred Stock Purchase Rights		New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

The 2023 annual meeting of stockholders (the “Annual Meeting”) of Global Net Lease, Inc. (the “Company”) was held on June 29, 2023, at which there were present, in person or by proxy, stockholders holding an aggregate of 88,646,218 shares of the Company’s common stock, out of a total number of 103,803,582 shares of the Company’s common stock issued and outstanding and entitled to vote at the Annual Meeting, representing approximately 85.40% of the shares entitled to be voted.

At the Annual Meeting, the Company’s stockholders: (i) re-elected James L. Nelson and Edward M. Weil, Jr. as Class III directors to serve until the Company’s 2026 annual meeting of stockholders and until their successors are duly elected and qualify; and (ii) ratified the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The proposals are described in detail in the Company’s definitive proxy statement dated April 10, 2023. No other proposals were submitted to a vote of the Company’s stockholders at the Annual Meeting. The final results of the matters voted on at the Annual Meeting are set forth below:

Proposal 1 - Election of Class III Directors

Nominee	For	Withhold	Broker Non-Votes
James L. Nelson	52,416,733	23,374,181	12,855,306
Edward M. Weil, Jr.	42,682,543	33,108,371	12,855,306

Members of our board of directors are elected by the affirmative vote of a plurality of the votes cast, with the persons receiving the most votes cast elected to the board. Given each nominee’s experience, leadership and extensive knowledge of the Company’s industry and its long-term business strategy, our board remains confident that each of Mr. Nelson and Mr. Weil is well-qualified to continue to serve as a member of the board and contribute meaningfully to the board and the Company’s long-term business objectives.

Proposal 2 - Ratification of the Appointment of PwC as the Company’s Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2023:

For	Against	Abstain	Broker Non-Votes
87,018,437	1,086,984	540,797	*

*	No broker non-votes arose in connection with Proposal No. 2.

The terms of a Cooperation Agreement and Release, dated June 4, 2023, between the Company, Global Net Lease, Inc. (“GNL”) and certain of their respective affiliates and Blackwells/Related (as defined in the Prior Form 8-K) terminating the proxy contests between Blackwells/Related and the Company and GNL were disclosed in the Company's Current Report on Form 8-K filed with the SEC on June 5, 2023 (the “Prior Form 8-K”). An estimate of the anticipated cost to the Company of the solicitation of proxies was included in the Company's proxy statement, as supplemented.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No	Description
99.1	Press Release dated June 29, 2023
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL NET LEASE, INC.

Date: June 29, 2023	By:	/s/ James L. Nelson
Name: James L. Nelson
Title: Chief Executive Officer and President